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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

02053812

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12429

RECEIVED
DEC 3 0 2002
PROCESSING SECTION
WASH. D.C.
155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/01 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JAMES C. BUTTERFIELD, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
111 EAST MICHIGAN AVENUE
(No. and Street)

JACKSON (City) MICHIGAN (State) 49201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
F. ROGER MACK, CPA (517) 788-8660
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
WILLIS & JURASEK, P.C.
(Name — *if individual, state last, first, middle name*)

2545 SPRING ARBOR ROAD, (Address) JACKSON (City) MI (State) 49203 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALEXANDER JAMES BUTTERFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES C. BUTTERFIELD, INC., as of OCTOBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

SANDRA SKINNER
Notary Public, Jackson County, MI
My Commission Expires Nov 11, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES C. BUTTERFIELD, INC.
JACKSON, MICHIGAN

Period Ended October 31, 2002

TABLE OF CONTENTS

James C. Butterfield, Inc.
111 E. Michigan Avenue
Jackson, Michigan 49201

We have audited the answers to the Focus Report - Part IIA of James C. Butterfield, Inc. as of October 31, 2002. Our audit was made in accordance with auditing standards generally accepted in the United States of America and with the auditing requirements prescribed by the Securities and Exchange Commission; accordingly, it included a review of the accounting system and control structure (including the procedures for safeguarding securities), and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying Focus Report - Part IIA of James C. Butterfield, Inc. at October 31, 2002, presents fairly the information required in the form prescribed by the Securities and Exchange Commission in conformity with accounting principles generally accepted in the United States of America.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

November 14, 2002

WILLIS & JURASEK, P.C.
2545 Spring Arbor Road
Post Office Box 39
Jackson, Michigan 49204-0039

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-mail: willis@willispc.com
Web site: www.willispc.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [X] 26

NAME OF BROKER-DEALER: JAMES C. BUTTERFIELD, INC. [13]	SEC FILE NO. 8-12429 [14]
	FIRM I.D. NO. 38-1786572 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 111 EAST MICHIGAN AVENUE [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 11/01/01 [24]
JACKSON [21] (City) MI [22] (State) 49201 [23] (Zip Code)	AND ENDING (MM/DD/YY) 10/31/02 [25]
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: ALEXANDER JAMES BUTTERFIELD [30]	(Area Code)—Telephone No. (517) 787-5000 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 23 day of December 19 2002

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

WILLIS & JURASEK, P.C. 70

ADDRESS

2545 SPRING ARBOR ROAD 71	JACKSON 72	MICHIGAN 73	49203 74
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 10/31/02 [99]
SEC FILE NO. 8-12429 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 74,264	200			$ 74,264	750
2. Receivables from brokers or dealers:						
A. Clearance account	2,537	295				
B. Other	20,000	300	$	550	22,537	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	150,639	424				
E. Spot commodities		430			150,639	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	12,540	680	12,540	920
11. Other assets		535	46,431	735	46,431	930
12. TOTAL ASSETS	$ 247,440	540	$ 58,971	740	$ 306,411	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC. as of OCTOBER 31, 2002

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value:					1360		1620
17. Accounts payable, accrued liabilities, expenses and other			1205	126	1385	126	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. E. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1(d)) of... $	980						
B. Securities borrowings, at market value from outsiders $	990				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders $	1000						
2. Includes equity subordination (15c3-1(d)) of... $	1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 0	1230	$ 126	1450	$ 126	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			32,949	1792
C. Additional paid-in capital			21,104	1793
D. Retained earnings			252,232	1794
E. Total				1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 306,285	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 306,411	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC. as of OCTOBER 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 306,285	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			306,285	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 306,285	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 58,971	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities— proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(58,971)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 247,314	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	15,945	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(15,945)	3740
10. Net Capital			$ 231,369	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC. as of OCTOBER 31, 2002

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	181,369	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	231,369	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	0	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	0	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)				%	0	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC.

For the period (MMDDYY) from 11/01/01 [3932] to 10/31/02 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	22,144	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		8,638	3939
d. Total securities commissions		30,782	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		(11,395)	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		173,240	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		350,263	3995
9. Total revenue	$	542,890	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$	229,000	4120
11. Other employee compensation and benefits			86,074	4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements	[4070]			
14. Regulatory fees and expenses			4,560	4195
15. Other expenses			164,232	4100
16. Total expenses		$	483,866	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	59,024	4210
18. Provision for Federal income taxes (for parent only)			9,650	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of	[4338]			
22. Extraordinary gains (losses)				4224
a. After Federal income taxes of	[4239]			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	49,374	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$		4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC.

For the period (MMDDYY) from 11/01/01 to 10/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 202,858	4240
A. Net income (loss)			49,374	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 252,232	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC. as of 10/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) — $2,500 capital category as per Rule 15c3-1 .... N/A [4550]

B. (k) (2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm ______ [4335] .... [4570]

D. (k) (3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 ______ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

JAMES C. BUTTERFIELD, INC.

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

Period Ended October 31, 2002

CONTENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
James C. Butterfield, Inc.
Jackson, Michigan

We have audited the accompanying Statement of Financial Condition of James C. Butterfield, Inc. as of October 31, 2002, and the related statements of income, retained earnings and cash flows for the period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of James C. Butterfield, Inc. as of October 31, 2002, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

We have compiled the accompanying Statements of Financial Condition of James C. Butterfield, Inc. as of December 31, 2001, and the related statements of income, retained earnings and cash flows for the year then ended in accordance with statements on standards for accounting and review service issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

November 14, 2002

WILLIS & JURASEK, P.C.
2545 Spring Arbor Road
Post Office Box 39
Jackson, Michigan 49204-0039

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-mail: willis@willispc.com
Web site: www.willispc.com

JAMES C. BUTTERFIELD, INC.
STATEMENTS OF FINANCIAL CONDITION
October 31, 2002 and December 31, 2001

	OCTOBER 31, 2002	DECEMBER 31, 2001
ASSETS		
CURRENT ASSETS:		
Cash	$ 74,264	$ 7,290
Commissions receivable	22,537	45,770
Securities owned - at market value	170,745	193,882
Employee loan	20,975	22,525
Deferred tax asset	5,350	9,500
Total current assets	293,871	278,967
PROPERTY, PLANT & EQUIPMENT:		
Equipment	14,588	16,248
Auto	11,000	11,000
Total property, plant & equipment	25,588	27,248
Accumulated depreciation	(13,048)	(13,297)
Net property, plant & equipment	12,540	13,951
	$ 306,411	$ 292,918
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accrued expenses	$ 126	$ -
STOCKHOLDERS' EQUITY:		
Common stock - $1.00 par value; authorized 50,000 shares; issued and outstanding 32,949 shares	32,949	32,949
Capital in excess of par value	21,104	21,104
Retained earnings	252,232	238,865
Total stockholders' equity	306,285	292,918
	$ 306,411	$ 292,918

See Accountants' Report and Accompanying Notes to Financial Statements.

JAMES C. BUTTERFIELD, INC.
STATEMENTS OF INCOME
Ten Months Ended October 31, 2002 And Year Ended December 31, 2001

	OCTOBER 31, 2002	%	DECEMBER 31, 2001	%
INCOME:				
Commissions - agency	$ 25,490	5.8	$ 36,287	7.3
Commissions - mutual funds	180,666	41.3	154,805	31.2
Profits - sale of securities	(23,140)	5.29	(18,312)	3.69
Insurance products	22,380	5.1	26,406	5.3
Other income	232,010	53.0	296,776	59.8
Total income	437,406	100.0	495,962	100.0
EXPENSES:				
Salaries and wages	261,253	59.7	252,057	50.8
Payroll taxes	17,121	3.9	16,848	3.4
Group insurance and medical	21,959	5.0	21,867	4.4
Promotion and entertainment	22,372	5.1	42,505	8.6
Dues and subscriptions	3,660	0.8	4,599	0.9
Telephone	11,055	2.5	13,324	2.7
Office expense	3,927	0.9	18,700	3.8
Postage	5,680	1.3	5,127	1.0
Building maintenance	3,385	0.8	4,978	1.0
Legal and accounting	10,510	2.4	10,200	2.1
Insurance	2,546	0.6	4,351	0.9
Computer expense	6,871	1.6	15,562	3.1
Training and seminars	25,485	5.8	39,159	7.9
Utilities	3,655	0.8	9,603	1.9
Profit sharing	1,712	0.4	0	0.0
Rent	10,000	2.3	12,000	2.4
Depreciation	1,411	0.3	2,388	0.5
Corporate taxes	7,287	1.7	9,118	1.8
Total expenses	419,889	96.0	482,386	97.3
INCOME (LOSS) BEFORE PROVISION FOR FEDERAL INCOME TAXES	17,517	4.0	13,576	2.7
Provision for federal income taxes	4,150	0.9	3,000	0.6
NET INCOME (LOSS)	$ 13,367	3.1	$ 10,576	2.1

See Accountants' Report and Accompanying Notes to Financial Statements.

JAMES C. BUTTERFIELD, INC.
STATEMENTS OF RETAINED EARNINGS
Ten Months Ended October 31, 2002 And Year Ended December 31, 2001

	OCTOBER 31, 2002	DECEMBER 31, 2001
BALANCE - BEGINNING OF PERIOD	$ 238,865	$ 228,289
NET INCOME (LOSS) FOR THE PERIOD	13,367	10,576
BALANCE - END OF PERIOD	$ 252,232	$ 238,865

See Accountants' Report and Accompanying Notes to Financial Statements.

JAMES C. BUTTERFIELD, INC.
STATEMENTS OF CASH FLOWS
Ten Months Ended October 31, 2002 And Year Ended December 31, 2001

	OCTOBER 31, 2002	DECEMBER 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 13,367	$ 10,576
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,411	2,388
(Gain) loss on investments, net	23,137	49,812
(Increase) decrease in deferred tax asset	4,150	3,000
(Increase) decrease in commissions receivable	23,233	(39,212)
(Increase) decrease in other assets	1,550	1,950
Increase (decrease) in accrued liabilities	126	(37,559)
Increase (decrease) in income taxes payable	0	4,920
Total adjustments	53,607	(14,701)
Net cash provided (used) by operating activities	66,974	(4,125)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	66,974	(4,125)
CASH AND EQUIVALENTS, BEGINNING OF YEAR	7,290	11,415
CASH AND EQUIVALENTS, END OF YEAR	$ 74,264	$ 7,290

See Accountants' Report and Accompanying Notes to Financial Statements.

JAMES C. BUTTERFIELD, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company operates in the securities industry and provides investment counseling and other services. The company operates primarily in the Jackson, Michigan area.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Security Transactions

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities owned by the Company are stated at market quotation value.

Cash Equivalents

The Company considers all highly-liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided using declining balance methods over the estimated useful lives of assets in service. Leasehold improvements are amortized over their expected life.

Minimum Capital Requirements

Under rules prescribed by the Securities and Exchange Commission, the ratio of the firm's "aggregate indebtedness" to "net capital" (as those terms are defined in the rules) must not exceed 15 to 1. At October 31, 2002, the ratio of aggregate indebtedness to net capital was 0 to 1. The firm's net capital as of October 31, 2002, is $ 231,369 and exceeds the required net capital of $50,000 by $181,369.

Investment Advisor Requirements - The "Brochure Rule"

To comply with SEC rules, the Company offers a written disclosure statement (brochure) delivered without charge upon request.

JAMES C. BUTTERFIELD, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Deferred tax assets are determined based on the differences between the financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets. The deferred tax asset account results from the availability of a $63,000 net operating loss that expires in the year 2015.

2. SECURITIES OWNED

The Company records its investment in securities at market, listed as follows:

SHARES OR BONDS		MARKET VALUE AT OCTOBER 31, 2002
1,507.682	Pioneer Mid-Cap Value Fund	$ 25,525
1,340.643	Pioneer Growth Shares	12,548
1,376.221	Templeton Growth Fund	22,034
1,266.419	Mutual Discovery Fund	20,503
867.317	Franklin Small Cap Growth	18,864
51,163.000	Galaxy Money Market Fund	51,163
		$150,637

3. RENTS AND RELATED-PARTY TRANSACTIONS

The Company leases its office facility from a related party, for $1,000 per month, total office rent paid for the period ended October 31, 2002 and the year ended December 31, 2001 was $10,000 and $12,000, respectively.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value due to the short-term maturities of those instruments.

5. SECURITIES AND EXCHANGE COMMISSION REPORT

Part IIA of the company's October 31, 2002, Securities and Exchange Commission Report, Form X-17A-5, is available for examination and copying at 111 East Michigan Avenue, Jackson, Michigan or at the Chicago, Illinois office of the Securities and Exchange Commission.

6. YEAR-END FOR TAX AND AUDIT

The Company has a calendar year-end for book and tax purposes and an October 31st year-end for audit purposes.

7. RETIREMENT SAVINGS PLAN

On January 1, 2002, the Company established a Simple IRA pension plan, covering all employees who earned $5,000 or more, per year, during any prior year of employment. The Company will contribute a matching contribution to each eligible employee's Simple IRA equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the year. The employer contribution for the period ending October 31, 2002, is yet to be determined.

Prior to January 1, 2002, the Company's retirement plan was a defined contribution plan under the Internal Revenue Code Section 401(k). The plan terminated December 31, 2001. The employer contribution for the year ended December 31, 2001, was $ 1,712.

November 14, 2002

James C. Butterfield, Inc.
111 E. Michigan Avenue
Jackson, Michigan 49201

Gentlemen:

We have audited the answers to the Focus Report - Part II of James C. Butterfield, Inc. as of October 31, 2002, and have issued our report thereon dated November 14, 2002. As part of our audit, we reviewed and tested the company's accounting system and control structure, including the procedures for safeguarding securities and the practices and procedures employed in: (a) periodic computations of the ratio of aggregate indebtedness to net capital required under Rule 17a-3(a) (11) (all rule references are to the Securities and Exchange Act of 1934); (b) quarterly counting or accounting for securities and resolving securities differences as required under Rule 17a-13; (c) complying with the requirement for obtaining prompt payment for securities pursuant to Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System; and (d) making the periodic computations and deposits and in obtaining and maintaining physical possession or control of the fully paid and excess margin securities as required under the provisions of Rule 15-c-3-3. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of audit would be disclosed. Under these standards and that rule, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weakness in the control structure.

The objective of accounting control structure is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weakness to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any control structure. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements.

WILLIS & JURASEK, P.C.
2545 Spring Arbor Road
Post Office Box 39
Jackson, Michigan 49204-0039

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-mail: willis@willispc.com
Web site: www.willispc.com

Further, projection of any evaluation of control structure to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the company's control structure for the period ended October 31, 2002, was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period. However, such study and evaluation disclosed the following conditions that we believe to be material weaknesses.

The size of the business necessarily imposes practical limitations on the effectiveness of internal accounting control, procedures for safeguarding securities, and practices and procedures employed quarterly in counting and accounting for securities and in resolving securities differences because all transactions for the purchase and sale of securities are made generally by the owners/officers. There are only three other employees of the company. Substantially, all accounting and cashiering functions are performed by one owner. Security, position record, and the accounting for other securities are performed by this owner/officer. Although, the number of personnel of the company makes it impossible to have a separation of duties whereby all work of any one individual is independently checked by another individual, the size of the business does permit the owners/officers to have knowledge of all aspects of the business and all accounting records; accordingly, management proposes no change in procedures.

Sincerely,

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

JAMES C. BUTTERFIELD, INC.
STATEMENT OF FINANCIAL CONDITION
October 31, 2002

ASSETS		LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT ASSETS:		CURRENT LIABILITIES:	
Cash	$ 74,267	Accrued expenses	$ 126
Commissions receivable	22,537		
Securities owned (market value)	170,742		
Deferred tax asset	5,350		
Property, Plant & Equipment	12,540		
Employee loans receivable	20,975	STOCKHOLDERS' EQUITY	306,285
	$306,411		$306,411

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting for Security Transactions

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Securities owned by the company are stated at market quotation value.

Minimum Capital Requirements

The company is required to maintain minimum capital as defined in the "net capital" rules of the Securities and Exchange Commission of $50,000. The ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. At October 31, 2002, the company's "net capital" was approximately $231,369 and exceeds the required "net capital" of $50,000. The ratio of aggregate indebtedness to net capital was approximately 100 to 1.

Securities and Exchange Commission Report

Part II a of the company's October 31, 2002, Securities and Exchange Commission Report (Form X-17A-5) is available for examination and copying at 111 East Michigan Avenue, Jackson, Michigan, or at the Chicago, Illinois office of the Securities and Exchange Commission.

Investment Advisor Requirements - The "Brochure Rule"

To comply with SEC rules, the Company offers a written disclosure statement (brochure) delivered without charge upon request.

INDEPENDENT AUDITORS' REPORT

James C. Butterfield, Inc.
Jackson, Michigan

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition of James C. Butterfield, Inc. as of October 31, 2002, and the related statements of income, retained earnings and cash flows for the period then ended (not presented herein); and in our report dated November 14, 2002, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed financial statement is fairly stated in all material respects in relationship to the financial statements from which it has been derived.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

November 14, 2002